POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Operations
                for the three month and nine month periods ended
                    September 30, 2001 and September 30, 2000
                              (in thousands of PLN)


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                  Notes         Nine              Three            Nine             Three
                                  -----
                                               months            months           months            months
                                               ended              ended            ended            ended
                                           September 30,      September 30,    September 30,    September 30,
                                           --------------    ---------------   -------------    -------------
                                                2001              2001             2000              2000
                                                ----              ----             ----              ----
                                            (unaudited)        (unaudited)      (unaudited)      (unaudited)
                                                                                (restated)        (restated)


Net sales                             5     3,193,425          1,152,197          2,684,231           998,115

Cost of sales                         6    (1,917,295)         (678,323)        (1,681,029)         (583,763)
                                          -------------     -------------     -------------     -------------
Gross margin                                 1,276,130           473,874          1,003,202           414,352

Operating expenses                    6      (583,168)         (186,707)          (540,188)         (176,815)
                                          -------------     -------------     -------------     -------------
Operating profit                               692,962           287,167            463,014           237,537

Interest and other financial income             48,040            73,118            139,321            75,449
Interest and other financial                 (539,686)         (564,926)          (684,716)         (250,795)
expenses
                                          -------------     -------------     -------------     -------------
Profit/(loss) before taxation                  201,316         (204,641)           (82,381)            62,191

Taxation benefit /(charge)                     (1,394)            52,473           (23,515)          (25,386)
                                          -------------     -------------     -------------     -------------


Net profit/(loss)                             199,922          (152,168)          (105,896)            36,805

                                               =======           =======            =======           =======



              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
                 as at September 30, 2001 and December 31, 2000
                              (in thousands of PLN)

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                                 Notes               At                 At
                                                                                September 30,      December 31,

                                                                                     2001               2000
                                                                              -      ----        -      ----
                                                                                 (unaudited)        (restated)
Current assets
       Cash and cash equivalents                                                      19,807             29,465
       Short-term investments                                                        198,937            191,679
       Debtors and prepayments                                                       524,588            481,666
       Inventory                                                                     187,906            209,290
                                                                                ------------       ------------
                                                                                     931,238            912,100

Long-term assets

       Tangible fixed assets, net                                  7               3,856,282          3,514,091
       Intangible fixed assets, net                                8               2,452,110          2,314,171
       Financial assets                                            9                  52,770             96,880
       Deferred costs                                             10                  69,517            202,747

                                                                               -------------      -------------
                                                                                   6,430,679          6,127,889
                                                                               -------------      -------------
Total assets                                                                       7,361,917          7,039,989
                                                                                    ========           ========

Current liabilities                                               11                 775,936          2,193,034

Long-term liabilities                                             12               5,617,794          4,097,642

Deferred tax liability, net                                                           64,011             60,508

Provisions for liabilities and charges                                                 3,648              1,858
                                                                              --------------     --------------
Total liabilities                                                                  6,461,389          6,353,042
                                                                              --------------     --------------
Shareholders' equity
       Share capital                                                                 471,000            471,000
       Additional paid-in capital                                                    409,754            409,754
       Hedge reserve                                                                  35,127                  -
       Accumulated deficit                                                          (15,353)          (193,807)
                                                                              --------------     --------------
                                                                                     900,528            686,947
                                                                              --------------     --------------
Total liabilities and Shareholders' equity                                         7,361,917          7,039,989
                                                                                    ========           ========


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
                      Condensed Consolidated Statements of
                   Cash Flows for the nine month periods ended
                    September 30, 2001 and September 30, 2000
                              (in thousands of PLN)

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

                                                                            Nine                 Nine
                                                                           months               Months
                                                                           ended                 ended
                                                                       September 30,        September 30,
                                                                            2001                 2000
                                                                            ----                 ----
                                                                        (unaudited)           (unaudited)
                                                                                              (restated)

CASH FLOWS (USED IN)/FROM OPERATING ACTIVITIES:
Net profit/(loss) before taxation                                            201,316            (82,381)
Adjustments for:
Depreciation and amortization                                                541,551             362,740
Charge to provision and write-offs of doubtful debtors                        52,619             108,014
Charge/(reversal) of provision for inventory                                 (1,317)               8,528
Other provisions and special funds                                             1,790               1,303
Foreign exchange losses, net                                                 125,185             119,852
Loss/(gain) on disposal of tangibles and intangibles                         (4,496)               5,505
Interest expense, net                                                        364,481             380,435
                                                                        ------------        ------------

Operating profit before working capital changes, interest and
income tax                                                                 1,281,129             903,996
Decrease/(increase) in inventory                                              22,701            (64,581)
Increase in debtors, prepayments and deferred costs                        (103,146)            (99,244)
Increase in trade payables and accruals                                        4,373              28,837

                                                                        ------------        ------------

Cash from operations                                                       1,205,057             769,008
Interest paid                                                              (365,577)           (287,756)
Interest received                                                             21,711              36,932
Income taxes paid                                                              (783)                   -

                                                                        ------------        ------------

Net cash from operating activities                                           860,408             518,184

CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:

Purchases of intangible fixed assets                                     (1,246,473)           (219,647)
Purchases of tangible fixed assets                                         (992,706)         (1,134,237)
Proceeds from long-term investment, net                                       83,452              99,012
Proceeds from sale of equipment and intangibles                               23,753              14,588
                                                                        ------------        ------------
Net cash used in investing activities                                    (2,131,974)

                                                                                               (1,240,284)


CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Net proceeds from Bank Credit Facilities and Bridge Loan                   1,430,651                   -
Repayment of Loan facility                                                 (836,158)           (320,546)
Proceeds from the Notes issuance                                             704,141                   -
Net change in overdraft facility                                            (36,342)            (17,060)

                                                                        ------------        ------------
Net cash from/(used in) financing activities                               1,262,292           (337,606)

Net decrease in cash and cash equivalents                                    (9,274)         (1,059,706)

Effect of foreign exchange changes on cash and cash equivalents                (384)               (501)

Cash and cash equivalents at beginning of period                              29,465           1,095,509
                                                                        ------------        ------------
Cash and cash equivalents at end of period                                    19,807              35,302
                                                                             =======             =======

              The accompanying notes are an integral part of these
                   condensed consolidated financial statements

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES Condensed Consolidated Statement of Changes in Equity
               for the nine month period ended September 30, 2001 and the twelve month period ended December 31, 2000
                              (in thousands of PLN)

------------------------------------------------------------------------------------------------------------------------------------
                                     Share       Additional    Hedge reserve     Accumulated        Total
                                    Capital       paid-in                          deficit
                                                   capital

Balance at January 1, 2000          471,000              -               -        (303,194)         167,806

Net loss for the period                   -              -               -        (105,896)       (105,896)

                                  ----------    ----------      ----------     -------------    ------------

Balance at September, 30 2000       471,000              -               -        (409,090)          61,910
(unaudited) (restated)               ======         ======          ======          =======         =======

Additional paid-in capital                -        409,754               -                -         409,754

Net profit for the period                 -              -               -          215,283         215,283

                                  ----------    ----------      ----------       ----------      ----------

Balance at December, 31 2000        471,000        409,754               -         (193,807)*       686,947
(restated)                           ======         ======          ======          =======         =======



                                  Share Capital   Additional   Hedge reserve     Accumulated      Total
                                                   paid-in                          deficit
                                                    capital

Balance at January 1, 2001           471,000       409,754               -         (193,807)*      686,947

Effect of adopting IAS 39 (see             -             -               -         (21,468)       (21,468)
Note 3a)


Fair value gains on cash flow

hedge, less tax effect                     -             -          35,127                -         35,127


Net profit for the period                  -             -               -          199,922        199,922

                                  ----------     ----------     ----------       ----------     ----------
Balance at September, 30 2001        471,000       409,754          35,127         (15,353)        900,528
(unaudited)                           ======        ======          ======           ======         ======


* The amount of PLN 193,807 representing accumulated deficit as at December 31, 2000 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment (see Note 3b).

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

              POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES
              Notes to Condensed Consolidated Financial Statements
                              (in thousands of PLN)
--------------------------------------------------------------------------------

1.   Incorporation and Principal Activities

     Polska Telefonia Cyfrowa Sp. z o.o. (the "Company") was incorporated under Polish Law as a limited liability company based on a Notarial Act dated December 20, 1995. The Company is located in Warsaw, Al. Jerozolimskie 181 and was registered in the Regional Court in Warsaw, XVI Commercial Department on December 27, 1995. The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the UMTS standard. The license allows starting operations of relevant services not earlier than January 1, 2003 but not later than January 1, 2004.

     The principal activities of the Company are not seasonal or cyclical.


     The Company generates and expends cash through its operating activities mostly in Polish zloty ("PLN"). The majority of the receivables and a significant proportion of its short-term liabilities are PLN denominated. Therefore, the Management has determined the PLN as the Company's measurement currency and also as the currency used in presenting its financial statement, i.e. the reporting (functional) currency of the Company.

     These condensed consolidated financial statements, which include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. were authorized for issue by Management Board of Polska Telefonia Cyfrowa Sp. z o.o. on November 9, 2001.

2.   Significant financial events

     On February 20, 2001 the Company signed the two loan facility agreements ("Main Bank Facility Agreement" and "Supplemental Bank Facility Agreement"- together "Bank Credit Facilities") with the consortium of banks ("Bank Consortium") organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development. The Bank Credit Facilities were signed in order to support the GSM business and UMTS development and to refinance the Loan facility arranged in 1997 with Citibank N.A. (see Note 12).

     On April 24, 2001 the Registration Court in Warsaw registered the pledge on substantially all of Company's assets in favour of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

     On March 30, 2001 the Company signed the senior subordinated bridge facility agreement organized by Deutsche Bank AG London ("Bridge Facility") to fund approximately one third of the UMTS License installment due on March 30, 2001. The Bridge Facility was repaid in May 2001.

     On May 25, 2001, the Bank Consortium that organized the Bank Credit Facilities accepted the UMTS business plan of the Company. This approval means that there are no restrictions on the Company's utilization of funds available under these facilities for UMTS operational and capital expenditures.

     On May 8, 2001, the Company finalized its third long-term Notes issuance for the amount of EUR 200 million that will mature on May 1, 2008 (see Note
     12). Proceeds from the Notes issuance were used to partially repay the Bank Credit Facilities in the amount of EUR 150 million and the Bridge Facility in the amount of EUR 28 million.

     On September 24, 2001 the Supplemental Bank Facility Agreement was amended to increase the available tranches of the facility by EUR 50 million (see
     Note 12).

3.   Accounting Standards

     These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2000, except for the changes described below. In the opinion of the Management all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation have been included. These condensed interim financial statements should be read in a conjunction with the 2000 consolidated financial statements and the related notes.

     At January 1, 2001 the  Company  adopted  IAS 39 -  Financial  Instruments:
     Recognition and Measurements ("IAS 39"). The effect of adopting of IAS 39 is summarized in the condensed consolidated statement of changes in shareholders' equity and further information is disclosed in the Notes 3a and 14.

     In the first quarter of 2001 the Company applied new revenue recognition policy related to multiple-element contacts. The effect of the application is disclosed in the Note 3b.

     a.   Adoption of IAS 39

     The Company adopted IAS 39 on January 1, 2001. This standard establishes principles for recognizing and measuring financial assets and financial liabilities.

     At the beginning of year 2001, the Company applied the identification and valuation criteria required by the standard. Any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001.

     a.   Adoption of IAS 39 (continued)

     The adoption of IAS 39 resulted as at January 1, 2001 in an increase of accumulated deficit of PLN 21,468, which was due to following adjustments:


           Options embedded in long-term Notes                                          (22,174)
           Derivatives embedded in finance lease contracts                              (11,715)
           Derivatives split from rental contracts                                         6,789
           Initial treatment of transaction costs                                          5,632

                                                                                     -----------
                                                                                        (21,468)
                                                                                         =======

     Recognition and measurement


     In accordance with IAS 39, all financial assets and financial liabilities are recognized in the balance sheet. All these financial assets and liabilities are initially measured at cost, which is the fair value of the consideration given or received to acquire the financial asset or liability (plus certain hedging gains and losses). All "regular way" purchases of financial assets are accounted for at the trade date.


     The table below presents the measurement categorization of financial assets and liabilities

       Category                        Balance sheet item                 Measurement

       Financial assets

       Held for trading                Cash and cash equivalent,          Fair value
                                       Derivatives: forward contracts,    Fair value  model  using  market
                                       Note options                       data

       Held to maturity                Short-term investments             Amortized cost


       Loans and receivables           Trade and other debtors            Original recorded cost
       originated by the Company
       Hedging derivatives             Cross currency interest rate       Fair value model using market

                                       swaps                              data


       Financial liabilities

       Held for trading                Forward contracts                  Fair value model using market
                                                                          data

                                       Index swaps                        Fair value model using market
                                                                          data

       Non-trading liabilities         License liabilities                Amortized cost

                                       Construction payables              Original recorded cost

                                       Trade and other creditors          Original recorded cost

                                       Long-term Notes                    Amortized cost

                                       Bank Credit Facilities             Costs plus accrued interest

                                       Overdrafts                         Costs plus accrued interest

                                       Accruals                           Original recorded cost

       Hedging derivatives             Cross currency interest rate       Fair value model using market
                                       swaps                              data

     a.   Adoption of IAS 39 (continued)

     Foreign exchange forward contracts ("Forward contracts")


     The Company enters into derivative financial instruments such as forward contracts to hedge its foreign exchange transaction exposure (see Note 14). Forward contracts are valued in the balance sheet at their fair value and are presented in current assets or liabilities. The fair value is calculated using a model supported with quoted market forward rates prevailing at the end of the period and comparing that with the original amount calculated by using the contractual forward rates prevailing at the beginning of the contract.


     The Company has not applied hedge accounting for forward contracts in the financial statements. Forward contracts in the financial statements are treated as derivative financial instruments held for trading purposes and gains or losses resulting from these transactions are included in the consolidated statement of operations. The forward contracts are used according to the Company's hedging policy and strategy.


     The Company had applied IAS 39 principles to forward contracts before January 1, 2001.


     Cross currency interest rate swaps ("CC swaps")


     In the second quarter of 2001 the Company entered into cross-currency swap transactions to hedge its exposure against foreign currency fluctuations on fixed interest liabilities related to the Notes (see Note 14). These contracts are designated as hedges against an exposure to changes in future cash flows arising from the foreign exchange risk on the coupon payments. The CC swaps are valued in the balance sheet at their fair value based on the quoted market prices. They are presented in long-term financial assets/(liabilities) - long-term portion and short-term assets/(liabilities) - short-term portion.

     The Company applied hedge accounting for the CC swaps. As a result changes in the fair value of the derivatives that are highly effective are recognized in shareholders' equity, net of an income tax effect. Amounts deferred in shareholders' equity are transferred to the statement of operations and classified as financial income or expense in the periods when the forecasted transactions affect the statement of operations.

     The Company documents at the inception of the transaction the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Company also documents its assessment, both at the hedge inception and on the ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

     a.   Adoption of IAS 39 (continued)

     Embedded derivatives


     An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified by a variable such as an interest rate, security price, commodity price, foreign exchange rate, index of prices or rates and others. The Company separates the embedded derivatives from the host contracts and accounts for them as derivatives if the following conditions are met:
     - the economic characteristics together with risks of the embedded derivatives and the host contracts are not clearly and closely related,
     - a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
     - the hybrid instrument is not measured at fair value with changes in fair value reported in the statement of operations.


     o    Options embedded in the long- term Notes ("Note options")

     Long-term Notes issued by the Company have embedded derivatives - options of issuer and holders (see Notes 9,12,14). The issuer options are separated from host contracts and accounted for as a derivative under IAS 39.


     The valuation of Note options is done with the use of the binominal model. The model is based on the backward induction methodology using the replication rule, stating that an option can be replaced by a portfolio of base instruments at their present value.

     The options are presented in the balance sheet in financial assets and gains and losses arising from changes in their fair value are included in the statement of operations for the period.


     As at January 1, 2001 the Company recognized the options value at PLN 18,077. The respective adjustment resulted in an increase of the Notes liabilities by PLN 46,874 and an increase of the accumulated deficit by PLN 22,174, net of a tax benefit.

     o    Derivatives embedded in finance lease contracts ("Index swaps")


     The Company has bifurcated the derivatives from its finance leasing agreements signed on March 25, 1997. These derivatives swap payments based on the Consumer Price Index ("CPI") into interest-based payments. CPI is not related to inflation in the Company's own economic environment. Thus, the embedded derivatives are not clearly and closely related to the host contracts.


     The fair value of Index swaps is estimated using a model based on discounting estimated future cash flows at money market interest rates.


     The Index swaps are presented in the balance sheet in liabilities (separately short-term and long-term portion) and gains and losses arising from the changes in fair value are recorded in the statement of operations for the period.

     a.   Adoption of IAS 39 (continued)

     o    Derivatives  embedded  in  finance  lease  contracts  ("Index  swaps")
          (continued)

     As at January 1, 2001 the Company separated the Index swaps from the leasing liabilities and recognized with a negative fair value of PLN 35,962 as derivatives under long-term liabilities. As a result the finance leasing liabilities decreased by PLN 20,748. The respective adjustment of retained earnings resulted in an increase of the accumulated deficit by PLN 11,715, net of a tax benefit.

     o    Derivatives split from rental contracts ("Rental derivatives")


     According to IAS 39 the Company has bifurcated the derivatives embedded in the foreign currency denominated rental contracts. These contracts are firm commitments of the Company and none of the parties to the contracts uses foreign currency in its primary economic environment. Some of these contracts also include indexing of lease payments according to changes in the Consumer Price Index, which is not related to the Company's own economic environment.

     The Company has separated the embedded derivatives and measured them at fair value using models based on discounting estimated future cash flows at money market interest rates.

     The rental derivatives are presented in the balance sheet in financial assets/(liabilities), separately short-term and long-term portion, and gains and losses arising from changes in their fair value are included in the statement of operations.


     The respective adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 6,789, net of a tax charge.

     Transaction costs

     Under IAS 39 transaction costs are incremental costs that are directly attributable to the acquisition or disposal of financial asset or liability. Transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers etc. Transaction costs do not include debt premium or discount, financing costs, or allocations of internal administrative or holding costs.


     Under IAS 39 transaction costs should be included in the initial measurement of all financial assets and liabilities. Before the IAS 39 implementation the Company deferred the transaction costs and amortized over the period of financing. After adoption of IAS 39 the Company included the transaction costs related to the issuance of the Notes (fixed term to maturity instruments) in the Notes initial measurement.

     The related adjustment as at January 1, 2001 resulted in a decrease of the accumulated deficit by PLN 5,632, net of a tax charge.

     The transaction costs related to the Loan facility (variable term to maturity instrument) were reclassified from deferred costs into intangible assets (see Note 8 and 10).

     b.   Revenue recognition - multi-element contracts

     In the first quarter of 2001, the Company adopted following accounting policy regarding multi-element sale transactions and applied it retrospectively. The resulting adjustment to the opening balance of accumulated deficit as at January 1, 2001 resulted in a decrease by PLN 11,736, net of a tax charge and there were no changes to the balances as at January 1, 2000 and as at September 30, 2000. Both, net sales and cost of sales in the nine month period ended September 30, 2000 increased by PLN 35,462

     The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set up the criteria for recognition of multiple-element transactions and their presentation in the IAS financial statements.

     The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with the revenue. The initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the statement of operations as incurred.

     b.   Revenue recognition - multi-element contracts (continued)


     The accounting treatment of revenues and relevant costs for multi-element arrangements is summarized in the following table:


     Multi-element contract (handset, activation and telecommunication service)


                            Separable                               Non-separable
         Accounting         Activation represents up-front          Handset, activation and service are
         treatment          non-refundable fee.                     treated as multi-element contract
                                                                    that is non-separable.
                            Handset is sold separately from
                            the rest of the multi-element
                            contract

         Revenue            Activation and handset revenue is       Multiple Element Revenue:
         recognition        recognized immediately.                 Activation and handset revenue is
                                                                    deferred over average expected life
                                                                    of the customer.

         Cost               Cost of the activation card and         Multiple Element Cost:
         recognition        handset is recognized immediately.      Cost of activation card and cost of
                                                                    handset
                                                                    equal to
                                                                    activation
                                                                    and handset
                                                                    revenue is
                                                                    deferred
                                                                    over average
                                                                    expected
                                                                    life of the
                                                                    customer.
                                                                    The excess
                                                                    of the costs
                                                                    over
                                                                    revenues is
                                                                    immediately
                                                                    expensed.


     Total sales price of handsets sold together with prepaid service cards is allocated on a pro-rata basis based on the relative fair value of the elements.

4.   Financial risk management

     The Company's Treasury Function is responsible for managing financial risk in accordance with the Company's hedging policy.

     The hedging policy approved by the Supervisory Board provides principles for overall financial risk management in the Company. This policy sets a framework within which the hedging activity should operate. However, it also allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Function to react to market conditions. According to the hedging policy, each year the treasury function prepares a hedging strategy regarding transaction risk, which is later submitted to the Management Board and Operating Shareholders (Elektrim Telekomunikacja Sp. z o.o., DeTeMobil Deutsche Telekom MobilNet GmbH, MediaOne International B.V.).

     The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and the Operating Shareholders based on the recommendations of the Risk Management Committee consisting of the CFO, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the hedging policy, rests with the Treasury Function of the Company. On the other hand, the Management Board and the Operating Shareholders must approve all actions taken to hedge translation risk.

     a.   Foreign exchange risk

     A significant proportion of the financing liabilities of the Company are denominated in foreign currencies (EUR and USD). The financial risk management is aimed both at minimizing the volatility of cash flows, in PLN terms, arising from fluctuations in the exchange rate of the PLN against other currencies and at minimizing the adverse effect of movements in exchange rates on the earnings and value of the Company in PLN terms.

     The foreign exchange rate exposure might be of two kinds - transaction exposure and translation exposure. The foreign exchange transaction exposures occur when the Company has cash inflows or outflows in currencies other than PLN. The Treasury Function manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow ("Committed Exposures") and those where there is some uncertainty about the amount and/or timing of the cash flow ("Uncommitted Exposures").

     Hedge activities are undertaken on the basis of short to long-term cash flow forecasts provided by treasury function and business units of the Company. The Company normally seeks to cover Committed Exposures in the range of such figures to be agreed by the Management Board and the Operating Shareholders on at least an annual basis, providing hedging can be obtained at acceptable cost. The Company may undertake actions to cover individually identified Uncommitted Exposures providing, they are in compliance with hedging policy and constitute integral part of annually accepted hedging strategies.

     The foreign exchange translation exposures occur when profit and loss, balance sheet or cash flow items are denominated in foreign currencies. The movement of the PLN against these currencies between reporting dates will result in a movement in the PLN value of these items. As indicated above, the Management Board and the Operating Shareholders must approve any action taken to hedge translation exposure.

     The Company does not speculate in foreign currency. Speculation is defined as taking any action to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

     a.   Foreign  exchange risk  (continued)

     Foreign exchange risk management transactions of the Company may be undertaken using the following instruments:
     -    Forward and NDF transactions,
     -    Currency swaps,
     -    Cross-currency interest rate swaps,
     -    Foreign exchange options.

     The Company started hedging activities in 2000 by entering into a number of forward and NDF transactions. All transactions entered into with respect to 2000 have already been settled. In the second quarter of 2001 the Company concluded five cross currency interest rate swaps in order to hedge part of foreign exchange rate exposure resulting from the Notes coupon payments (see Note 3a and 14). In the third quarter of 2001 the Company entered into a series of foreign exchange non-deliverable contracts ("NDF contracts") to reduce volatility of operating activity costs resulting from foreign exchange rate fluctuations. The Company also concluded some NDF contracts and foreign exchange option contracts aiming at fixing PLN value of UMTS license fee payment due on September 30, 2001 (see Note 14).

     b.   Interest rate risk

     The  Company is exposed to interest  rate risk  related to  short-term  and long-term credit facilities and, to a smaller extent, to interest on short-term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currencies. The
     Company's interest bearing liabilities are based on fixed and floating interest rates.

     Debt liabilities based on fixed interest rate are as follows (see Note 12):

     -    the 10 3/4%  Notes  with a face  value of USD  253,203,000  ("10  3/4%
          Notes")
     -    the 11 1/4%  Notes  with a face  value of USD  150,000,000  ("11  1/4%
          Notes")
     -    the 11 1/4%  Notes  with a face  value of EUR  300,000,000  ("11  1/4%
          Notes")
     -    the 10?% Notes with a face value of EUR 200,000,000 ("10?% Notes")

     Debt liabilities based on floating interest rates consist of Bank Credit Facilities (see Note 12). The Company may utilize all facilities by individual drawdowns for the maturity of one, three, six or twelve months. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown.

     The interest rate exposure consists of a risk of increasing short-term interest rates, which would result in higher financing costs as well as a risk of decreasing of short-term interest rates which may result in a decrease of the return on short-term investments. In general, the impact of interest rate fluctuations on its financing costs is much more important for the Company than the impact on its investment income as the treasury cash management is focused on use of overdraft facilities in order to avoid payment of interest on outstanding drawdowns under Bank Credit Facilities and receipt of lower interests on deposits at the same time. The interest rate exposure also arises from the possibility of decreasing long-term interest rate what would result in relative increase of financing costs versus market yields. The Company is protected against such a scenario by a series of prepayment options embedded into all Notes.

     b. Interest rate risk (continued) The Company's interest rate exposure is managed by:
     -    managing the maturity periods of investments and borrowings,
     - varying the proportions of debt which bears interest on a fixed and a floating basis,
     - varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

     In addition to the interest rate management tools described above, the Company may, in line with its hedging policy and upon the consent of its Operating Shareholders understood as acceptance of the annual hedging strategy, enter into the following interest rate hedging transactions:

     -    forward rate agreements (FRAs),
     -    interest rate swaps,
     -    interest rate options (caps, floors, collars).

     c.   Credit risk

     Commercial credit risk

     The Company operates in one industry segment, providing cellular telephone communication services. Substantially all of the Company's trade debtors are Polish businesses and individuals. Further, the Company has established a network of dealers within Poland to distribute its products. The dealers share many economic characteristics thus receivables from each of these dealers present similar risk to the Company.

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and generally, no collateral is required. The Company maintains provisions for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. With the exception of Telekomunikacja Polska S.A. ("TP S.A."), which purchases terminating interconnection services from the Company, no single customer accounts for 10% or more of revenues.

     Financial credit risk

     There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by the treasury function in the Company. In order to minimize the risk the Company limits its counterparties to a sufficient number of major banks and financial institutions with high financial ratings.

     The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by the Treasury Function in the Company.

5.   Net sales

                                             Nine             Three             Nine              Three
                                             months           months           months            months
                                             ended            ended             ended             ended
                                        September 30,     September 30,    September 30,     September 30,
                                             2001              2001            2000               2000
                                       ----------------  ---------------- ----------------  ----------------
                                        (unaudited)          (unaudited)     (unaudited)      (unaudited)
                                                                             (restated)        (restated)

         Service revenues and fees           3,030,649        1,095,062        2,515,542          944,301
         Sales of telephones and
         accessories                           162,776           57,135           168,689          53,814
                                           -----------      -----------      -------------      -----------
                                             3,193,425        1,152,197        2,684,231          998,115
                                           ===========      ===========      ============       ===========

     The Company operates in one segment (providing cellular telecommunication services and the ancillary sale of cellular telephones and accessories) and in one market (the Republic of Poland).

6.   Costs and expenses

                                             Nine             Three             Nine              Three
                                             months           months           months            months
                                             ended            ended             ended             ended
                                        September 30,     September 30,    September 30,     September 30,
                                             2001              2001            2000               2000
                                       ----------------  ---------------- ----------------  ----------------
                                        (unaudited)          (unaudited)     (unaudited)      (unaudited)
                                                                             (restated)        (restated)
         Cost of sales:

            Cost of services sold          1,225,616         456,295           988,075            344,041
            Cost of sales of telephones
            and accessories                  691,679         222,028           692,954            239,722
                                           -----------     -----------      ------------       -----------
                                           1,917,295         678,323         1,681,029            583,763

         Operating expenses:
              Selling and
              distribution costs             442,272         132,982           410,795            136,038
              Administration and
              other operating costs          140,896          53,725           129,393             40,777
                                           -----------     -----------       -----------        -----------
                                               583,168         186,707           540,188            176,815
                                           -----------     -----------       -----------        -----------
                                           2,500,463         865,030         2,221,217            760,578
                                           ===========      ===========      ============       ===========

7.   Tangible fixed assets, net

                                                                At September 30,        At December 31,
                                                                      2001                    2000
                                                                      ----                    ----
                                                                   (unaudited)             (restated)

         Land and buildings                                              187,681                191,372
         Plant and equipment                                           2,938,495              2,688,668
         Motor vehicles                                                   18,440                 12,456
         Other fixed assets                                              514,088                420,473
         Construction in progress                                        197,578                201,122
                                                                  --------------         --------------
                                                                       3,856,282              3,514,091
                                                                  ==============         ==============

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains/losses incurred and directly attributable to the acquisition and construction of the qualifying assets. The financing costs are capitalized only during the period of construction of the qualifying assets. During the nine month period ended September 30, 2001 the Company capitalized PLN 2,678 of foreign exchange gains and PLN 11,415 of interest expense. During the nine month period ended September 30, 2000 the Company capitalized PLN 2,141 of foreign exchange gains and no interest expense.

     Table of movements in tangible fixed assets

                                   Land and   Plant and      Motor    Other fixed Construction    Total
                                   buildings   equipment   vehicles     assets    in progress     -----
                                   ---------  ----------   --------   ----------  ------------
         Cost

         At January  1, 2001          200,062   3,293,697      28,727     468,801      201,122  4,192,409
         Additions                         35           -           -       6,560      721,921    728,516
         Transfers                          -     578,200      11,166     119,246    (708,612)          -
         Disposals                          -     (3,167)     (5,777)     (4,699)     (16,853)   (30,496)
                                  ------------ ---------- ----------- -------------- ---------- ---------
         At September 30, 2001        200,097   3,868,730      34,116     589,908      197,578  4,890,429
                                  ------------ ---------- ----------- -------------- ---------- ---------
         Depreciation
         At January 1, 2001             8,690     605,029      16,271      48,328            -    678,318
         Charge                         3,726     325,970       5,027      32,345            -    367,068
         Transfer                           -       1,259           5     (1,264)            -          -
         Disposals                          -     (2,023)     (5,627)     (3,589)            -   (11,239)
                                  ------------ ---------- ----------- -------------- ---------  ---------
         At September 30, 2001         12,416     930,235      15,676      75,820            -  1,034,147
                                  ------------ ---------- ----------- -------------- ---------- ---------

         Net book value at
         January 1, 2001              191,372   2,688,668      12,456     420,473      201,122  3,514,091
                                  ===========  ========== =========== =============  ========== =========

         Net book value as
         September 30, 2001

         (unaudited)                  187,681   2,938,495      18,440     514,088      197,578  3,856,282
                                  ============ ========== =========== ===========    ========== ==========

     Tangible fixed assets held under capital leases (included in the previous schedule)

                                        At September 30,                        At December 31,
                                             2001                                    2000
                                             ----                                    ----
                                         (unaudited)                              (restated)


                                    Land      Building       Other          Land      Building       Other
        Cost                       6,293       193,177         990         6,293       193,177         990
        Accumulated
        depreciation                   -      (12,416)       (214)             -       (8,690)       (140)
                              ----------    ----------  ----------    ----------    ----------  ----------
        Net                        6,293       180,761         776         6,293       184,487         850
                              ==========    ==========  ==========    ==========    ==========  ==========

8.   Intangible fixed assets, net

                                                            At September 30,             At December 31,
                                                                  2001                         2000
                                                                  ----                         ----
                                                              (unaudited)                 (restated)

       GSM and UMTS licenses                                       2,219,853                 2,166,875
       Computer software                                             201,698                   147,150
       Trademark                                                         136                       146
       Transaction costs                                              30,423                         -
                                                             ---------------           ---------------
                                                                   2,452,110                 2,314,171
                                                             ===============           ===============

     During the nine month period ended September 30, 2001 the Company capitalized PLN 7,340 of foreign exchange loss and PLN 103,483 of interest expense on intangible assets. During the nine month period ended September 30, 2000 the Company capitalized PLN 4,887 of foreign exchange gains and 7,132 of interest expense on intangible assets.

     Transaction costs as at September 30, 2001 related to the Bank Credit Facilities (variable term to maturity instruments) (see Note 2, 3a and 12).

     The Company has no intangible assets generated internally.

     Table of movements in intangible fixed assets

                                  GSM/UMTS       Computer         Trade       Transaction
                                  Licenses       Software         Mark           Costs          Total
                                  --------       --------         -----       -----------       -----
        Cost

        At January 1, 2001      2,395,499        253,297             206              -      2,649,002
        (as reported)
        IAS 39 adjustment               -              -               -         16,553         16,553
                               -------------  ------------   ------------    ------------   ------------
        At January 1, 2001      2,395,499        253,297             206         16,553      2,665,555
        (as restated)
        Additions                       -        157,370               -         32,893        190,263
        Disposals                       -              -               -       (15,670)       (15,670)
        Capitalization            110,823              -               -              -        110,823

                               -------------  ------------   ------------    ------------   ------------
        At September 30, 2001   2,506,322        410,667             206         33,776      2,950,971
                               -------------  ------------   ------------    ------------   ------------
        Amortization

        At January 1, 2001        228,624        106,147              60              -        334,831
        (as reported)
        IAS 39 adjustment               -              -               -          5,217          5,217
                               -------------  ------------   ------------    ------------   ------------
        At January 1, 2001        228,624        106,147              60          5,217        340,048
        (as restated)
        Charge                     57,845        102,822              10         13,806        174,483
        Disposal                        -              -               -       (15,670)       (15,670)

                               -------------  ------------   ------------    ------------   -------------
        At September 30, 2001     286,469        208,969              70          3,353        498,861
                               -------------  ------------   ------------    ------------   -------------
        Net book value at

        January 1, 2001         2,166,875        147,150             146     -                 2,314,171
        (as reported)          ==========     ===========    ===========     =========      ============

        Net book value at
        January 1, 2001         2,166,875        147,150             146         11,336      2,325,507
        (as restated)          ==========     ==========     ===========     ==========     ============


        Net book value at

        September 30, 2001      2,219,853        201,698             136         30,423      2,452,110
        (unaudited)            ==========     ==========     ===========     ==========     ===========

9.   Financial assets

                                                                        At September 30, At December 31,
                                                                         2001                  2000
                                                                         ----                  ----
                                                                      (unaudited)           (restated)
         CC swaps-long-term portion (see Note 3a and 14)                  45,035                       -
         Note Options (see Note 3a and 14)                                 5,475                       -
         Rental derivatives (see Note 3a and 14)                           2,260                       -
         Long-term investments                                                 -                  96,880

                                                                    ------------            ------------
                                                                          52,770                  96,880
                                                                    ============            ============

     Long-term investments as at December 31, 2000 consisted of the long-term portion of the U.S. Treasury Bills and German Treasury Bills (the "Bills"), which are part of an escrow fund established to secure payments of interests on the 11 1/4% Notes issued by PTC International Finance II S.A. in 1999. The short-term portion of the Bills amounted to PLN 191,679 as at December 31, 2000. As at September 30, 2001 the balance of the Bills amounted to PLN 198,937 and was presented in short-term investments.

10.  Deferred costs

                                                                        At September 30, At December 31,
                                                                         2001                  2000
                                                                         ----                  ----
                                                                      (unaudited)           (restated)
         Multiple-element transaction costs                                 69,517              111,251
         Notes issuance costs                                                    -               67,522
         Loan facility issuance costs                                            -               11,336
         Other                                                                   -               12,638
                                                                         ----------         -----------
                                                                             69,517             202,747
                                                                         ==========         ===========

     Multiple-element transaction cost represents the deferred costs from non-separable contracts (see Note 3b).

     According to the requirements of IAS 39 Notes issuance costs were included in the initial measurement of long-term Notes liabilities and Loan facility issuance costs were reclassified into intangible assets (see Note 3a).

11.  Current liabilities

                                                                     At September 30,    At December 31,
                                                                         2001                  2000
                                                                         ----                  ----
                                                                      (unaudited)           (restated)

         Accruals                                                          278,726              142,664
         Trade creditors                                                   139,998              165,508
         Deferred income                                                   111,693              100,209
         Construction payables                                              96,543              354,727
         Amounts due to State Treasury                                      67,754               44,732
         GSM and UMTS license liabilities-current portion                   60,140            1,184,488
         Finance lease payable-current portion
         (see Note 3a and 14)                                                6,964               28,845
         Index swaps-current portion (see Note 3a and 14)                    5,270                    -
         Forward contracts (see Note 3a and 14)                              5,239               45,873
         Accounts payable to shareholders                                    2,259                1,748
         CC swaps-current portion (see Note 3a and 14)                       1,025                    -
         Payroll                                                               325                2,047
         Short-term portion of Loan facility                                     -               85,851
         Overdraft facilities                                                    -               36,342

                                                                    --------------      ---------------
                                                                           775,936            2,193,034
                                                                    ==============      ===============

12.  Long-term liabilities

                                                                     At September 30,    At December 31,
                                                                         2001                  2000
                                                                         ----                  ----
        Interest bearing liabilities                                 (unaudited)           (restated)
        ----------------------------

        Long-term Notes                                                   3,504,393             2,651,052
        Bank Credit Facilities                                            1,452,644                     -
        GSM and UMTS license liabilities                                    366,537               389,998
        Finance leases payable (see Note 3a and 14)                         202,896               193,361
        Index swaps-long-term portion (see Note 3a and 14)                   21,049                     -
        Forward contracts (see Note 3a and 14)                                  758                     -
        Loan facility                                                             -               751,980
                                                                      ---------------       -------------
                                                                          5,548,277             3,986,391
        Non-interest bearing liabilities
        ----------------------------

        Multiple-element transaction revenue (see Note 3b)                   69,517               111,251
                                                                      ---------------       --------------
                                                                          5,617,794               4,097,642
                                                                      ===============       ===============

     a.   Bank Credit Facilities

     On February 20, 2001 the Company signed the Main Bank Facility Agreement amounting to EUR 550 million and the Supplemental Bank Facility Agreement amounting to EUR 100 million with the consortium of banks organized by Deutsche Bank AG London, Deutsche Bank Polska S.A., Dresdner Bank Luxembourg S.A. and the European Bank of Reconstruction and Development.

     As at September 30, 2001 the balance outstanding under the Main Bank Facility Agreement amounted to PLN 1,067.2 million, which consisted of PLN
     194.0 million of the foreign exchange tranche (equivalent of EUR 50 million at the drawndown foreign exchange rate), and PLN 873.2 million of the domestic tranche (equivalent of EUR 257.5 million at the drawndown foreign exchange rate).

     The main terms of the Main Bank Facility Agreement are as follows:

         Facilities limits                  equivalent of EUR 550 million
                                            available under two tranches:
                                            foreign exchange tranche amounting
                                            to EUR 292.5 million and domestic
                                            tranche of EUR 257.5 million
                                            available in PLN

         Interests                          LIBOR, EURIBOR, WIBOR
                                            plus margin varying between 0.60% p.a. and 0.90% p.a.

         Commitment fee                     50% of the margin (as above)

         Collateral                         pledge on the Company's  assets and rights except for future real estates, the escrow fund for Notes and leased assets

         Repayment                          date quarterly reduction in facility limit starting
                                            from September 30, 2004 to February 20, 2006.

     a.   Bank Credit Facilities (continued)

     The Supplemental Bank Facility Agreement was amended and extended from EUR 100 million to EUR 150 million on September 24, 2001. The balance outstanding as of September 30, 2001 amounted to PLN 385.4 million of the domestic tranche (equivalent of EUR 100 million at the drawndown foreign exchange rate).

     The main terms of the amended Supplemental Bank Facility Agreement are as follows:

         Facilities limits                  equivalent of EUR 150 million
                                            available under two tranches:
                                            foreign exchange tranche amounting
                                            to EUR 20 million and domestic
                                            tranche of EUR 130 million available
                                            in PLN

         Interests                          LIBOR, EURIBOR, WIBOR
                                            plus margin varying between 1.30% p.a. and 1.50% p.a.

         Commitment fee                     0.5% p.a. on the daily undrawn balance of both tranches

         Collateral                         pledge on the Company's  assets and rights except for future real estates, the escrow fund for Notes and leased assets

         Repayment date                     reduction in facility limit starting from
                                            September 30, 2005 to March 31, 2007.

     The changes in the pledge agreement related to the increase of the Supplemental Bank Facility Agreement were registered on October 26, 2001.

     b.   The issuance of 10?% High Yield Notes

     The balance of the long-term Notes as at September 30, 2001 included the liability resulting from the third Notes issuance which took place in the second quarter of 2001.

     On May 8, 2001, PTC International Finance II S.A., a wholly owned subsidiary of the Company, issued 10 7/8% Senior Subordinated Guaranteed Notes with the face value of EUR 200 million (PLN 776 million as at September 30, 2001) and maturity date on May 1, 2008. The 10?% Notes were issued at par. The interest coupon is paid every January 31 and July 31, commencing July 31, 2001.

     The obligations of PTC International Finance II S.A. under the 10?% Notes are fully and unconditionally guaranteed by the Company on a senior subordinated and unsecured basis pursuant to the Company's guarantee. The net proceeds from the 10?% Notes are loaned to the Company.

b.   The issuance of 10?% High Yield Notes (continued)

     The 10?% Notes are redeemable at the option of the holder or issuer at the following redemption conditions:

       Issuer Option (CALL)                  Redemption, American Type
       -----------------------

       Period 1                              May 1, 2005 - May 1, 2008
       Redemption Amount                     In whole or in part
       Plus                                  Accrued and unpaid interest to the date of redemption

       Period 2                              May 8, 2001 - May 1, 2004
       Redemption                            Amount Any amount up to 35% of the
                                             outstanding principal amount, from
                                             the net proceeds of the issuance of
                                             ordinary shares of the Company in a
                                             public offering
       Plus                                  Accrued and unpaid interest to the date of redemption

       Option of holders (PUT)               Right to require the issuer to purchase the holder's Notes
       -----------------------

       Condition                             Occurrence of a change of control
       Purchase Amount                       All or any part
       Plus                                  Accrued and unpaid interest to the purchase date

       Change of control events:
       Rating Decline                        At least two Notches below or withdrawing and,
       50% Voting Power                      if any person or group becomes the  beneficial  owner of 50%
                                             or more of the total voting power
                                             except for Permitted Holders
                                             (basically existing shareholders or
                                             large and reliable
                                             telecommunication company) and,

       Consolidation                         sale of substantially all the assets of the Company,
       Supervisory Board                     certain changes in Supervisory Board.

13.  Related party transactions

                                                            As at or for the nine    As at December 31,
                                                             month period ended     2000 or for the nine
                                                             September 30, 2001      month period ended
                                                                 (unaudited)         September 30, 2000
                                                                                         (unaudited)
                                                                                         (restated)
       Elektrim S.A.
       -------------

       Inter-company receivables                                                16                132
       Inter-company payables                                                   23                224
       Inter-company sales                                                     624                498
       Inter-company purchases                                                 211              1,912



       Elektrim Telekomunikacja Sp. z o.o. ("ET")


       Inter-company receivables                                                 5                  -
       Inter-company sales                                                      24                  -


       DeTeMobil Deutsche Telekom MobilNet GmbH ("DeTeMobil")


       Inter-company receivables                                             2,144              1,062
       Inter-company payables                                                2,236              1,524
       Inter-company sales                                                  13,171             15,025
       Inter-company purchases                                              15,647             20,148



       MediaOne International B.V. ("MediaOne")


       Inter-company purchases                                                 278              8,142

     Management believe that related party transactions were conducted primarily on market terms.

14.  Derivatives

     The table below shows the changes in the fair value of derivatives recognized by the Company.

         Type of derivative        Forward and    Note options  CC swaps    Index swaps      Rental       Total
         -----------------         -----------    ------------  --------    ----------     ------         -----
                                    option                                                 derivatives
                                    ------                                                 -----------
                                   contracts
                                   ---------
         Balance at
         January 1, 2001
         asset/(liability)         (45,873)        18,077            -      (35,962)        8,853         (54,905)
         Reclassification
         between leasing
         liability and
         index swap                      -             -             -       20,890            -           20,890
         Introduction of new
         financial instruments       1,076         4,227             -            -            -            5,303
         Changes in the fair
         value (including
         realization)
         reported in the            40,255       (16,829)        (1,025)    (11,247)       (4,079)          7,075
         statement of
         operations
         Changes in the  fair
         value reported in
         shareholders' equity
         (hedge reserve)                 -             -        45,035            -              -        45,035
                                   ------------- -------        ----------- ----------     -----------    -----------
         Balance at
         September 30, 2001
         asset/(liability)         (4,542)      5,475           44,010      (26,319)        4,774         23,398
                                   =======      ========        =========   =========      ===========    ===========

     Forward and foreign exchange option contracts
     ---------------------------------------------

     The fair value of open transactions amounted to PLN 45,873 as at December 31, 2000. The Company realized losses from the forward contracts settlement of PLN 40,223 for the nine month period ended September 30, 2001 and PLN 5,422 for the nine month period ended September 30, 2000.

     In the third quarter of 2001 the Company undertook actions aimed at reducing the transaction exposure from operating activities and UMTS license fee payments resulting from foreign exchange rate movements. Realization of the operating activity hedging program included entering into 78 NDF transactions for the total amount of EUR 174,5 million.

     In order to fix the PLN value of the UMTS license fee payable on September 30, 2001 the Company concluded 4 NDF transactions for the total amount of EUR 60 million and 2 EUR call PLN put non-delivery options for total amount of EUR 20 million. The realization of the options in the third quarter of 2001 resulted in the profit of PLN 292.

     CC swaps
     --------

     On April 4, 2001 the Company entered into the first cross currency swap transaction. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on EUR 60 million aggregate amount of 11 1/4% Notes with 15.20% coupon payments on PLN 217,140. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

     On May 21, 2001 the Company entered into the second cross currency swap transaction. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on EUR 90 million aggregate amount of 11 1/4% Notes with 15.26% coupon payments on PLN 314,640. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

     On May 23, 2001 the Company entered into the third cross currency swap transaction. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on EUR 100 million aggregate amount of 10?% Notes with 13.96% coupon payments on PLN 344,890. The coupons will be swapped during the period commencing on May 8, 2001 and terminating on May 1, 2007.

     On June 1, 2001 the Company entered into the fourth cross currency swap transaction. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on USD 75 million aggregate amount of 11 1/4% Notes with 14.79% coupon payments on PLN 298,837. The coupons will be swapped during the period commencing on June 3, 2002 and terminating on December 1, 2007.

     On June 11, 2001 the Company entered into the fifth cross currency swap transaction. Under the terms of the transaction the Company swapped its fixed rate interest coupon payments on USD 125 million aggregate amount of 10 3/4% Notes with 13.52% coupon payments on PLN 496,438. The coupons will be swapped during the period commencing on July 1, 2002 and terminating on July 1, 2005.


     Index swaps and rental derivatives
     ----------------------------------

     In the third quarter the Company reclassified a part of the Index swap derivative into the finance leasing liability. The reclassification resulted in a decrease of PLN 20,890 of the derivative negative value offset by the PLN 20,890 increase of the finance lease liability (see also
     Note 3a, 11 and 12).


     Note options
     ------------

     See Note 3a (recognition and measurement) and Note 12 (conditions).

15.  Capital commitments At September 30, At December 31,

                                                                     At September 30,    At December 31,
                                                                         2001                  2000
                                                                         ----                  ----
                                                                      (unaudited)           (restated)

         Authorized and contracted                                       480,356              970,532
         Authorized and not contracted                                   880,887            1,487,877
                                                                   -------------        -------------
                                                                       1,361,243            2,458,409
                                                                   =============        =============

16.  Estimation of fair values

     The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding as of September 30, 2001 and December 31, 2000. The carrying amounts in the table are included in the balance sheet under the indicated captions. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged between knowledgeable, willing parties in an arm's length transaction.

                                                      September 30                    December, 31

                                                          2001                            2000
                                                          ----                            ----
                                                      (unaudited)                      (restated)

                                                Carrying      Fair value         Carrying      Fair value
                                                 amount                           amount

                                                      million PLN                      million PLN
         Financial Assets

         Cash and cash equivalents                    20              20               29             29
         Debtors and accrued revenue                 471             471              432            432
         Short-term investments                      199             200              192            191
         Long-term investments                        53              53               97             97


         Financial Liabilities


         Current liabilities and accruals            589             587            2,019          2,019
         Long-term liabilities                     5,345           4,871            3,793          3,513

     Debtors, current liabilities and accruals
     -----------------------------------------

     The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

     Cash and cash equivalents, short-term and long-term investments
     ---------------------------------------------------------------

     The carrying amounts of cash and cash equivalents approximate fair values. The fair value of publicly traded short-term and long-term investments is based on quoted market values.

     Long-term interest-bearing liabilities
     --------------------------------------

     The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

17.  Supplementary Information to IAS Financial Statements

     A reconciliation of the Company's consolidated net profit/(loss) under Polish Accounting Standards ("PAS") and IAS is summarized as follows:

                                               Nine            Three            Nine            Three
                                               months          months          months           months
                                               ended           ended            ended            ended
                                          September 30,    September 30,   September 30,    September 30,
                                          --------------   --------------  --------------   -------------
                                               2001            2001             2000            2000
                                               -----           -----            -----           ----
                                            (unaudited)     (unaudited)      (unaudited)     (unaudited)
                                                                             (restated)       (restated)


       Net profit /(loss) under PAS               243,235         32,568      (143,326)        (22,278)


       Foreign translation difference               1,567          2,401          (331)           (106)
       IAS adjustment for GSM
           licenses amortization                    4,709          1,570          4,423           1,570
       IAS adjustment for GSM
           licenses discount                      (9,963)        (2,094)       (20,867)         (6,841)
       Unrealized foreign exchange
           differences                           (20,515)      (222,833)         54,275          68,476
       Finance lease                              (5,240)        (5,203)          (738)           (575)
       IAS assets adjustment                      (2,086)          (600)        (2,229)           (744)
       Development and start-up costs
                                                    2,172            724          2,689             897

       Transaction costs                              371            371              -               -
       Notes valuation                              5,386          3,438              -               -
       Valuation of financial
       instruments                               (26,991)       (37,173)              -               -
       Change in revenue recognition
       policy                                      28,219         28,638              -               -
       Deferred tax (charge)/benefit             (20,942)         46,025            208         (3,594)
                                             ------------   ------------     ------------    ----------

       Net profit/(loss) under IAS                199,922      (152,168)        (105,896)         36,805
                                             ============   ============     ============    ===========

     A reconciliation of the Company's shareholders' equity under PAS and IAS is summarized as follows:

                                                                             Shareholders' equity at

                                                                      September 30,        December 31,
                                                                           2001                2000
                                                                           ----                ----
                                                                       (unaudited)           (restated)

       Shareholders' equity under PAS                                      902,421               623,371

       Foreign translation difference                                        (553)               (1,429)
       IAS adjustment for GSM
           licenses amortization                                            26,322                21,613
       IAS adjustment for GSM
           licenses discount                                              (89,738)              (79,775)
       Unrealized foreign exchange
           differences                                                      64,528                85,043
       Finance lease                                                      (17,432)                 2,706
       IAS assets adjustment                                                 5,710                 7,796
       Development and start-up costs                                        (124)               (2,296)
       Transaction costs                                                       371                     -
       Notes valuation                                                      16,266                     -
       Valuation of financial instruments                                 (50,937)                     -
       Change in revenue recognition policy                                 44,519                16,300
       Deferred tax asset/(liability)                                        (825)                13,618
                                                                      ------------          ------------

       Shareholders' equity under IAS                                      900,528               686,947
                                                                      ============          ============

     The above differences are caused by following:

     o Recognition of the long-term license liabilities at present value for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. This accounting results in higher interest expense under IAS, which is partially offset by lower amortization expense and foreign exchange losses.

     o Unrealized foreign exchange gains recognized as financial income for IAS purposes but deferred for PAS purposes.

     o Recognition of the finance lease liabilities at present value together with bifurcation of the index derivative for IAS purposes, while they were recorded at undiscounted nominal value under Polish accounting regulations. Difference in treatment of assets held under finance lease and other capital assets written off for PAS purposes.

     o Development and start-up costs expensed in IAS according to IAS 38 "Intangible Assets".

     o The transaction costs related to the Bank Credit Facilities are amortized under IAS based on the credit limits available, whereas they are amortized on a straight line basis under Polish accounting regulations.

     o Recognition of long-term Notes liabilities at present value with transaction costs included in the initial measurement in IAS. Under Polish accounting regulations they were recorded at undiscounted nominal value and are recognized as deferred expenses being amortized on a straight line basis.

     o    Derivatives   embedded  in  the   Company's   Notes,   finance   lease
          liabilities, rental and other trade contracts recognized under IAS are not recognized for PAS purpose (see Note 3a).

     o Certain costs not applicable to multiple-element transactions under IAS are accrued for PAS purposes. o Adjustment to deferred tax on temporary differences due to preceding adjustments.

18.  Differences between IAS and U.S. GAAP

     The Company's condensed consolidated financial statements are prepared in accordance with International Accounting Standards, which differ in certain aspects from U.S. GAAP.

     The effects of the principal differences between IAS and U.S. GAAP in relation to the Company's condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect net income.

     Reconciliation of consolidated net income:

                                                      Nine            Three            Nine            Three
                                                      months          months          months          months
                                                      ended           ended           ended            ended
                                                 September 30,    September 30,   September 30,   September 30,
                                                 --------------   --------------  --------------  -------------
                                                      2001            2001            2000             2000
                                                      -----           -----           -----            ----
                                                   (unaudited)     (unaudited)     (unaudited)      (unaudited)
                                                                                    (restated)      (restated)


       Net income/(loss)

        reported under IAS                               199,922      (152,168)      (105,896)          36,805

       U.S. GAAP adjustments:

       (a)   Removal of foreign exchange
             differences capitalized for IAS             (4,662)      (166,806)          7,028               -
       (b)   Depreciation and amortization of
             foreign exchange                              6,951          2,319          6,339           1,758
       (c)   SAB 101 implementation                        1,556          1,322        (1,566)            (80)
       (d)   SFAS 133/IAS 39
             implementation                               49,313         41,577              -               -
       (f)   Deferred tax on above                         5,606         26,195            438              22
                                                    ------------   ------------   ------------    ------------
       Net income/(loss) under  U.S. GAAP
       before cumulative effect of accounting
       changes                                           258,686      (247,561)       (93,657)          38,505

       Accounting changes adjustments:

       (d)   SFAS 133/IAS 39 implementation             (35,158)              -              -               -
       (e)   Transaction costs                             7,220              -              -               -
       (f)   Deferred tax on above                         6,470              -              -               -
                                                    ------------   ------------   ------------    ------------

       Net income/(loss) under  U.S. GAAP                237,218      (247,561)       (93,657)          38,505
                                                    ============   ============   ============    ============


     Reconciliation  of  consolidated  shareholders'  equity

                                                               At September 30,          At December 31,
                                                                      2001                    2000
                                                                   (unaudited)             (restated)

             Consolidated shareholders' equity reported
             under IAS                                                  900,528                 686,947

             U.S. GAAP adjustments:
             (a)     Removal of foreign exchange differences

                     capitalized for IAS                              (103,726)                (99,064)
             (b)     Depreciation and amortization
                     of foreign exchange                                 29,916                  22,965
             (c)     SAB 101 implementation                                (33)                 (1,589)
             (d)     SFAS 133/IAS 39 implementation                      20,516                       -
             (e)     Transaction costs                                        -                       -
             (f)     Deferred tax on above                               12,674                     445
                                                                  -------------           -------------
             Consolidated shareholders' equity under U.S.
             GAAP before cumulative effect of accounting
             changes                                                    859,875                 609,704

             Accounting changes adjustments:

             (d)      SFAS 133/IAS 39 implementation                     28,797                       -
             (f)      Deferred tax on above                             (6,623)                       -

                                                                  -------------           -------------
             Consolidated shareholders' equity under

             U.S. GAAP                                                  882,049                 609,704
                                                                  ==============          =============

(a)  Removal of foreign exchange differences capitalized for IAS

     In accordance with IAS 23 "Borrowing Costs", the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction.

     For tangible fixed assets under construction, the Company capitalizes interest and foreign exchange gains or losses incurred and directly attributable to the acquisition and construction of the qualifying assets that would have been avoided if the expenditure on the qualifying assets had not been made. The financing costs are capitalized only during the period of construction of the qualifying assets (see Note 7). The Company capitalized financing costs attributable to the acquisition of its GSM 900, GSM 1800 and UMTS licenses, including interests on the related long-term obligation and foreign exchange losses because these licenses are integral parts of the network (see Note 8).

     Under Statement of Financial Accounting Standards 52 "Foreign Currency Translation", however, foreign exchange differences relating to financing obligations should be included in the statement of operations of the Company. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company's financial statements are expensed under U.S. GAAP.

     -------------------------------------------------

     (b)  Depreciation and amortization

     The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company's IAS financial statements. Since under U.S. GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IAS has been reversed.

     (c)  Revenue recognition (SAB 101)

     As described in Note 3b the Company applied under IAS certain principles of SAB 101 retrospectively. Under U.S. GAAP a calendar year company is required to adopt the new rules in the fourth quarter of 2000. The Company should calculate the effect of SAB 101 as of January 1, 2000, make the cumulative entry at that date, and restate all quarterly information previously reported during 2000.

     Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to these transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IAS up-front non-refundable fees are recognized immediately.

     (d)  SFAS 133

     In June 1998,  the  Financial  Accounting  Standards  Board  (FASB)  issued
     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 . In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133 .

     Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     The Company adopted Statement 133 on January 1, 2001 and applied it to all hybrid instruments.

     -------------------------------------------------

     (d)  SFAS 133 (continued)

     Long-term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

     The transition rules of IAS 39 specifies that any adjustment of the previous carrying amount was recognized as an adjustment of the balance of retained earnings at the beginning of the year 2001. The accounting change principles under U.S. GAAP advise to include the cumulative effect in the net income of the period of the change. However, for qualifying cash flow hedge instruments portion (or the entirety) of the cumulative effect should be classified in the other comprehensive income (hedge reserve), a component of shareholders' equity.

     The cumulative adjustment as at January 1, 2001 resulted in an increase of accumulated deficit of PLN 4,926, net of a tax benefit.

     (e)  Transaction costs

     As described in Note 3a, IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs in the amount of PLN 73,642 as at January 1, 2001 and PLN 90,880 as at September 30, 2001.

     The cumulative adjustment to the net income as of January 1, 2001 resulted in the increase of PLN 5,632 due to differences in transition rules in implementation of IAS 39 and SFAS 133.

     (f)  Presentation of deferred taxation

     Under IAS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As of September 30, 2001 the Company recognized PLN 76,399 of net current deferred tax asset (PLN 47,574 as at December 31, 2000) and PLN 134,359 of net long-term deferred tax liability (PLN 107,637 as at December 31, 2000).

     (g)  Extraordinary item

     In the first quarter of 2001 the Company refinanced the existing Loan facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IAS it is presented under amortization expense.

     -------------------------------------------------

     (h)  Other comprehensive income

     The hedge reserve under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders' equity. The changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

     (i)  SFAS 95

     According to IAS 7-Cash Flow Statement cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.